UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                        *

                             Silknet Software, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   827094 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

               [ ]    Rule 13d-1(b)
               [ ]    Rule 13d-1(c)
               [X]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





                                Page 1 of 5 Pages

-----------------------                                       -----------------
CUSIP NO.   827094 10 3               13G                     PAGE 2 OF 5 PAGES
-----------------------                                       -----------------

================================================================================
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        James C. Wood
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a)[ ]
                                                                 (b)[ ]
--------------------------------------------------------------------------------
  3     SEC USE ONLY


--------------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        U.S.A.
--------------------------------------------------------------------------------
                           5    SOLE VOTING POWER

                                1,546,125 shares of Common Stock
        NUMBER OF          -----------------------------------------------------
         SHARES            6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                None
          EACH             -----------------------------------------------------
        REPORTING          7    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  1,546,125 shares of Common Stock
                           -----------------------------------------------------
                           8    SHARED DISPOSITIVE POWER

                                None
--------------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,546,125 shares of Common Stock
--------------------------------------------------------------------------------
 10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
        [ ]
--------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        9.0%
--------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
================================================================================

                                  Schedule 13G
                                  ------------


ITEM 1(A).        NAME OF ISSUER:  Silknet Software, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: The Gateway Building, 50 Phillippe Cote Street, Manchester, NH 03101.

ITEM 2(A).        NAME OF PERSON FILING:  James C. Wood.

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
                  The address of the principal business office of James C. Wood is c/o Silknet Software, Inc., The Gateway Building, 50 Phillippe Cote Street, Manchester, NH 03101.

ITEM 2(C).        CITIZENSHIP:  United States.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:  Common Stock, $.01 Par Value.

ITEM 2(E).        CUSIP NUMBER:  827094  10  3

ITEM 3.           Not Applicable.

ITEM 4.           OWNERSHIP.

                  (a) Amount Beneficially Owned: Mr. Wood may be deemed to beneficially own 1,546,125 shares of Common Stock as of December 31, 1999. The number of shares of Common Stock beneficially owned by Mr. Wood includes 158,340 shares held of record by James C. Wood, Trustee of the James C. Wood Grantor Retained Annuity Trust. Mr. Wood disclaims beneficial ownership of these shares.

                  (b)      Percent of Class:

                           9.0% (based on 17,090,338 shares of Common Stock reported by the Company as outstanding as of December 31, 1999 and options to purchase 3,125 shares of Common Stock held by Mr. Wood, which are exercisable within sixty (60) days of December 31, 1999).

                  (c)      Number of shares as to which such person has:

                           (i)      sole power to vote or to direct the vote:
                                    1,546,125

                           (ii)     shared power to vote or to direct the vote:
                                    None

                           (iii)    sole power to dispose or direct the
                                    disposition of:   1,546,125




                                Page 3 of 5 Pages

                           (iv) shared power to dispose or direct the disposition of: None


ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
                  Not Applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
                  ANOTHER PERSON.
                  Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
                  PARENT HOLDING COMPANY.
                  Not Applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
                  Not Applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.
                  Not Applicable.

ITEM 10.          CERTIFICATION.
                  Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).




















                                Page 4 of 5 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 14, 2000

                                          /s/  James C. Wood
                                          ------------------------
                                          James C. Wood
























                                Page 5 of 5 Pages